UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

Alpine Immune Sciences, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

02083G 100

(CUSIP Number)

Steve R. Bailey

Frazier Healthcare Partners

601 Union Street, Suite 3200

Seattle, WA 98101

Telephone: (206) 621-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 17, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02083G 100

1.	Name of Reporting Persons. Frazier Life Sciences VIII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 2,025,881 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 2,025,881 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,025,881 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.5% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of (i) 1,371,450 shares of Common Stock held directly by Frazier Life Sciences VIII, L.P. and (ii) 654,431 shares of Common Stock issuable to Frazier Life Sciences VIII, L.P. pursuant to warrants exercisable within 60 days of September 17, 2021. FHM Life Sciences VIII, L.P. is the general partner of Frazier Life Sciences VIII, L.P. and FHM Life Sciences VIII, L.L.C. is the general partner of FHM Life Sciences VIII, L.P. James N. Topper and Patrick J. Heron are the sole members of FHM Life Sciences VIII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences VIII, L.P.

(2)

Based on (i) 23,914,879 shares of Common Stock outstanding on July 30, 2021 as set forth in the Issuer’s Form 10-Q filed with the SEC on August 10, 2021, (ii) 6,489,357 shares of Common Stock that were sold on September 17, 2021 as described in the Issuer’s Current Form 8-K filed with the SEC on September 15, 2021 and (iii) 654,431 shares of Common Stock issuable to Frazier Life Sciences VIII, L.P. pursuant to warrants exercisable within 60 days of September 17, 2021.

CUSIP No. 02083G 100

1.	Name of Reporting Persons. FHM Life Sciences VIII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 2,025,881 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 2,025,881 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,025,881 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.5% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of (i) 1,371,450 shares of Common Stock held directly by Frazier Life Sciences VIII, L.P. and (ii) 654,431 shares of Common Stock issuable to Frazier Life Sciences VIII, L.P. pursuant to warrants exercisable within 60 days of September 17, 2021. FHM Life Sciences VIII, L.P. is the general partner of Frazier Life Sciences VIII, L.P. and FHM Life Sciences VIII, L.L.C. is the general partner of FHM Life Sciences VIII, L.P. James N. Topper and Patrick J. Heron are the sole members of FHM Life Sciences VIII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences VIII, L.P.

(2)

Based on (i) 23,914,879 shares of Common Stock outstanding on July 30, 2021 as set forth in the Issuer’s Form 10-Q filed with the SEC on August 10, 2021, (ii) 6,489,357 shares of Common Stock that were sold on September 17, 2021 as described in the Issuer’s Current Form 8-K filed with the SEC on September 15, 2021 and (iii) 654,431 shares of Common Stock issuable to Frazier Life Sciences VIII, L.P. pursuant to warrants exercisable within 60 days of September 17, 2021.

CUSIP No. 02083G 100

1.	Name of Reporting Persons. FHM Life Sciences VIII, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 2,025,881 shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,025,881 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,025,881 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.5% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Consists of (i) 1,371,450 shares of Common Stock held directly by Frazier Life Sciences VIII, L.P. and (ii) 654,431 shares of Common Stock issuable to Frazier Life Sciences VIII, L.P. pursuant to warrants exercisable within 60 days of September 17, 2021. FHM Life Sciences VIII, L.P. is the general partner of Frazier Life Sciences VIII, L.P. and FHM Life Sciences VIII, L.L.C. is the general partner of FHM Life Sciences VIII, L.P. James N. Topper and Patrick J. Heron are the sole members of FHM Life Sciences VIII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences VIII, L.P.

(2)

Based on (i) 23,914,879 shares of Common Stock outstanding on July 30, 2021 as set forth in the Issuer’s Form 10-Q filed with the SEC on August 10, 2021, (ii) 6,489,357 shares of Common Stock that were sold on September 17, 2021 as described in the Issuer’s Current Form 8-K filed with the SEC on September 15, 2021 and (iii) 654,431 shares of Common Stock issuable to Frazier Life Sciences VIII, L.P. pursuant to warrants exercisable within 60 days of September 17, 2021.

CUSIP No. 02083G 100

1.	Name of Reporting Persons. Frazier Life Sciences Public Fund L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,122,636 shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,122,636 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,122,636 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.6% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of (i) 400,394 shares of Common Stock held directly by Frazier Life Sciences Public Fund L.P. and (ii) 722,242 shares of Common Stock issuable to Frazier Life Sciences Public Fund L.P. pursuant to warrants exercisable within 60 days of September 17, 2021. FHM Life Sciences VIII, L.P. is the general partner of Frazier Life Sciences Public Fund L.P. and FHM Life Sciences VIII, L.L.C. is the general partner of FHM Life Sciences VIII, L.P. James N. Topper and Patrick J. Heron are the sole members of FHM Life Sciences VIII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund L.P.

(2)

Based on (i) 23,914,879 shares of Common Stock outstanding on July 30, 2021 as set forth in the Issuer’s Form 10-Q filed with the SEC on August 10, 2021, (ii) 6,489,357 shares of Common Stock that were sold on September 17, 2021 as described in the Issuer’s Current Form 8-K filed with the SEC on September 15, 2021 and (iii) 722,242 shares of Common Stock issuable to Frazier Life Sciences Public Fund L.P. pursuant to warrants exercisable within 60 days of September 17, 2021.

CUSIP No. 02083G 100

1.	Name of Reporting Persons. FHMLSP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,122,636 shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,122,636 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,122,636 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.6% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of (i) 400,394 shares of Common Stock held directly by Frazier Life Sciences Public Fund L.P. and (ii) 722,242 shares of Common Stock issuable to Frazier Life Sciences Public Fund L.P. pursuant to warrants exercisable within 60 days of September 17, 2021. FHM Life Sciences VIII, L.P. is the general partner of Frazier Life Sciences Public Fund L.P. and FHM Life Sciences VIII, L.L.C. is the general partner of FHM Life Sciences VIII, L.P. James N. Topper and Patrick J. Heron are the sole members of FHM Life Sciences VIII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund L.P.

(2)

Based on (i) 23,914,879 shares of Common Stock outstanding on July 30, 2021 as set forth in the Issuer’s Form 10-Q filed with the SEC on August 10, 2021, (ii) 6,489,357 shares of Common Stock that were sold on September 17, 2021 as described in the Issuer’s Current Form 8-K filed with the SEC on September 15, 2021 and (iii) 722,242 shares of Common Stock issuable to Frazier Life Sciences Public Fund L.P. pursuant to warrants exercisable within 60 days of September 17, 2021.

CUSIP No. 02083G 100

1.	Name of Reporting Persons. FHMLSP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,122,636 shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,122,636 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,122,636 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.6% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Consists of (i) 400,394 shares of Common Stock held directly by Frazier Life Sciences Public Fund L.P. and (ii) 722,242 shares of Common Stock issuable to Frazier Life Sciences Public Fund L.P. pursuant to warrants exercisable within 60 days of September 17, 2021. FHM Life Sciences VIII, L.P. is the general partner of Frazier Life Sciences Public Fund L.P. and FHM Life Sciences VIII, L.L.C. is the general partner of FHM Life Sciences VIII, L.P. James N. Topper and Patrick J. Heron are the sole members of FHM Life Sciences VIII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund L.P.

(2)

Based on (i) 23,914,879 shares of Common Stock outstanding on July 30, 2021 as set forth in the Issuer’s Form 10-Q filed with the SEC on August 10, 2021, (ii) 6,489,357 shares of Common Stock that were sold on September 17, 2021 as described in the Issuer’s Current Form 8-K filed with the SEC on September 15, 2021 and (iii) 722,242 shares of Common Stock issuable to Frazier Life Sciences Public Fund L.P. pursuant to warrants exercisable within 60 days of September 17, 2021.

CUSIP No. 02083G 100

1.	Name of Reporting Persons. James N. Topper
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 29,325 shares (1)
	8.	Shared Voting Power 3,148,517 shares (2)
	9.	Sole Dispositive Power 29,325 shares (1)
	10.	Shared Dispositive Power 3,148,517 shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,177,842 shares (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.0% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	Consists of 29,325 shares of Common Stock issuable to James N. Topper pursuant to stock options exercisable within 60 days of September 17, 2021.
(2)

Consists of (i) 1,371,450 shares of Common Stock held directly by Frazier Life Sciences VIII, L.P., (ii) 654,431 shares of Common Stock issuable to Frazier Life Sciences VIII, L.P. pursuant to warrants exercisable within 60 days of September 17, 2021, (iii) 400,394 shares of Common Stock held directly by Frazier Life Sciences Public Fund L.P. and (iv) 722,242 shares of Common Stock issuable to Frazier Life Sciences Public Fund L.P. pursuant to warrants exercisable within 60 days of September 17, 2021. FHM Life Sciences VIII, L.P. is the general partner of Frazier Life Sciences VIII, L.P. and FHM Life Sciences VIII, L.L.C. is the general partner of FHM Life Sciences VIII, L.P. James N. Topper and Patrick J. Heron are the sole members of FHM Life Sciences VIII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences VIII, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund L.P.

(3)

The actual percentage is 9.99%. Such percentage was based on (i) 29,325 shares of Common Stock issuable to James N. Topper pursuant to stock options exercisable within 60 days of September 17, 2021, (ii) 23,914,879 shares of Common Stock outstanding on July 30, 2021 as set forth in the Issuer’s Form 10-Q filed with the SEC on August 10, 2021, (iii) 6,489,357 shares of Common Stock that were sold on September 17, 2021 as described in the Issuer’s Current Form 8-K filed with the SEC on September 15, 2021, (iv) 654,431 shares of Common Stock issuable to Frazier Life Sciences VIII, L.P. pursuant to warrants exercisable within 60 days of September 17, 2021 and (v) 722,242 shares of Common Stock issuable to Frazier Life Sciences Public Fund L.P. pursuant to warrants exercisable within 60 days of September 17, 2021.

CUSIP No. 02083G 100

1.	Name of Reporting Persons. Patrick J. Heron
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 3,148,517 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 3,148,517 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,148,517 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.9% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 1,371,450 shares of Common Stock held directly by Frazier Life Sciences VIII, L.P., (ii) 654,431 shares of Common Stock issuable to Frazier Life Sciences VIII, L.P. pursuant to warrants exercisable within 60 days of September 17, 2021, (iii) 400,394 shares of Common Stock held directly by Frazier Life Sciences Public Fund L.P. and (iv) 722,242 shares of Common Stock issuable to Frazier Life Sciences Public Fund L.P. pursuant to warrants exercisable within 60 days of September 17, 2021. FHM Life Sciences VIII, L.P. is the general partner of Frazier Life Sciences VIII, L.P. and FHM Life Sciences VIII, L.L.C. is the general partner of FHM Life Sciences VIII, L.P. James N. Topper and Patrick J. Heron are the sole members of FHM Life Sciences VIII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences VIII, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund L.P.

(2)

Based on (i) 23,914,879 shares of Common Stock outstanding on July 30, 2021 as set forth in the Issuer’s Form 10-Q filed with the SEC on August 10, 2021, (ii) 6,489,357 shares of Common Stock that were sold on September 17, 2021 as described in the Issuer’s Current Form 8-K filed with the SEC on September 15, 2021, (iii) 654,431 shares of Common Stock issuable to Frazier Life Sciences VIII, L.P. pursuant to warrants exercisable within 60 days of September 17, 2021 and (iv) 722,242 shares of Common Stock issuable to Frazier Life Sciences Public Fund L.P. pursuant to warrants exercisable within 60 days of September 17, 2021.

CUSIP No. 02083G 100

1.	Name of Reporting Persons. Albert Cha
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,122,636 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,122,636 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,122,636 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.6% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 400,394 shares of Common Stock held directly by Frazier Life Sciences Public Fund L.P. and (ii) 722,242 shares of Common Stock issuable to Frazier Life Sciences Public Fund L.P. pursuant to warrants exercisable within 60 days of September 17, 2021. FHM Life Sciences VIII, L.P. is the general partner of Frazier Life Sciences Public Fund L.P. and FHM Life Sciences VIII, L.L.C. is the general partner of FHM Life Sciences VIII, L.P. James N. Topper and Patrick J. Heron are the sole members of FHM Life Sciences VIII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund L.P.

(2)

Based on (i) 23,914,879 shares of Common Stock outstanding on July 30, 2021 as set forth in the Issuer’s Form 10-Q filed with the SEC on August 10, 2021, (ii) 6,489,357 shares of Common Stock that were sold on September 17, 2021 as described in the Issuer’s Current Form 8-K filed with the SEC on September 15, 2021 and (iii) 722,242 shares of Common Stock issuable to Frazier Life Sciences Public Fund L.P. pursuant to warrants exercisable within 60 days of September 17, 2021.

CUSIP No. 02083G 100

1.	Name of Reporting Persons. James Brush
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,122,636 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,122,636 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,122,636 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.6% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 400,394 shares of Common Stock held directly by Frazier Life Sciences Public Fund L.P. and (ii) 722,242 shares of Common Stock issuable to Frazier Life Sciences Public Fund L.P. pursuant to warrants exercisable within 60 days of September 17, 2021. FHM Life Sciences VIII, L.P. is the general partner of Frazier Life Sciences Public Fund L.P. and FHM Life Sciences VIII, L.L.C. is the general partner of FHM Life Sciences VIII, L.P. James N. Topper and Patrick J. Heron are the sole members of FHM Life Sciences VIII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund L.P.

(2)

Based on (i) 23,914,879 shares of Common Stock outstanding on July 30, 2021 as set forth in the Issuer’s Form 10-Q filed with the SEC on August 10, 2021, (ii) 6,489,357 shares of Common Stock that were sold on September 17, 2021 as described in the Issuer’s Current Form 8-K filed with the SEC on September 15, 2021 and (iii) 722,242 shares of Common Stock issuable to Frazier Life Sciences Public Fund L.P. pursuant to warrants exercisable within 60 days of September 17, 2021.

Item 1.	Security and Issuer.

This Amendment No. 3 (“Amendment No. 3”) to Schedule 13D amends the statement on Schedule 13D filed on July 31, 2017 (the “Original Schedule 13D”), as amended on January 23, 2019 and July 30, 2020 (the “Prior Amendments”, and together with the Original Schedule 13D and this Amendment No. 3, the “Schedule 13D”) with respect to the Common Stock of Alpine Immune Sciences, Inc (the “Issuer”), having its principal executive office at 188 East Blaine St., Suite 200, Seattle, WA 98102. Except as otherwise specified in Amendment No. 3, all items in the Schedule 13D are unchanged. All capitalized terms used in this Amendment No. 3 and not otherwise defined herein have the meanings ascribed to such terms in the Original Schedule 13D.

Item 2.	Identity and Background

(a)	Name:

The entities and persons filing this statement (collectively, the “Reporting Persons”) are:

Frazier Life Sciences VIII, L.P. (“FLS-VIII”)

FHM Life Sciences VIII, L.P. (“FHM-VIII L.P.”)

FHM Life Sciences VIII, L.L.C. (“FHM-VIII LLC”)

Frazier Life Sciences Public Fund L.P. (“FLSPF”)

FHMLSP, L.P.

FHMLSP, L.L.C.

James N. Topper (“Topper”)

Patrick J. Heron (“Heron”)

Albert Cha (“Cha”)

Jamie Brush (“Brush” and together with Topper, Heron and Cha, the “Members”)

(b)	Residence or Business Address:

The address of the principal place of business for each of the Reporting Persons is:

c/o Frazier Healthcare Partners

601 Union Street, Suite 3200

Seattle, WA 98101

(c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

FLS-VIII and FLSPF are venture capital funds concentrating in life science fields. The sole business of FHM-VIII L.P. is to serve as general partner of FLS-VIII. The sole business of FHM-VIII LLC. is to serve as general partner of FHM-VIII L.P. The sole business of FHMLSP, L.P. is to serve as general partner of FLSPF. The sole business of FHMLSP, L.L.C. is to serve as general partner of FHMLSP, L.P. The principal business of Topper and Heron is to manage FLS-VIII, FHM-VIII L.P., FHM-VIII L.L.C., FLSPF, FHMLSP, L.P., FHMLSP, L.L.C. and a number of affiliated partnerships with similar businesses. The principal business of Cha and Brush is to manage FLSPF, FHMLSP, L.P., FHMLSP, L.L.C. and a number of affiliated partnerships with similar businesses.

(d)

Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

Entities:	FLS-VIII	-	Delaware, U.S.A.
	FHM-VIII L.P.		Delaware, U.S.A.
	FHM-VIII LLC	-	Delaware, U.S.A.
	FLSPF	-	Delaware, U.S.A.
	FHMLSP, L.P.	-	Delaware, U.S.A.
	FHMLSP, L.L.C.	-	Delaware, U.S.A.

Individuals:	Topper	-	United States Citizen
	Heron	-	United States Citizen
	Cha	-	United States Citizen
	Brush	-	United States Citizen

Item 3.	Source and Amount of Funds or Other Consideration

FLS-VIII purchased from a company then known as Alpine Immune Sciences, Inc. (“Old Alpine”) in a series of private transactions 3,558,719 shares of Series A-1 Preferred Stock (“Series A-1 Stock”) and 866,741 shares of Common Stock (the “Old Alpine Common Stock”) for an aggregate purchase price of $15,483,870. Pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization, dated as of April 18, 2017, by and among the Issuer, Nautilus Merger Sub, Inc. and Old Alpine (the “Merger Agreement”), at the closing of the merger provided for in the Merger Agreement (the “Merger”), each share of Old Alpine’s Common Stock and Series A-1 Stock held by FLS-VIII was automatically converted into 0.4969 shares of the Issuer’s Common Stock, which resulted in FLS-VIII holding a total of 2,199,011 shares of the Issuer’s Common Stock as of July 24, 2017.

On January 18, 2019, FLS-VIII participated in the Issuer’s private placement offering and (i) purchased 372,439 shares of the Issuer’s Common Stock and (ii) received a warrant exercisable for 145,251 shares of the Issuer’s Common Stock for an aggregate purchase price of $1,999,997.

On September 17, 2021, FLS-VIII exchanged 1,200,000 shares of the Issuer’s Common Stock for a warrant to purchase 1,200,000 shares of the Issuer’s Common Stock, of which 509,180 shares of the Issuer’s Common Stock are exercisable within 60 days of the date of this filing. FLS-VIII holds 1,371,450 shares of the Issuer’s Common Stock and warrants that are exercisable for 654,431 shares of the Issuer’s Common Stock within 60 days of the date of this filing (the “FLS VIII Shares”).

On September 15, 2021, FLSPF purchased 394 shares of the Issuer’s Common Stock for an aggregate purchase price of $3,704.

On September 17, 2021, FLSPF participated in the Issuer’s private placement offering (the “Offering”) pursuant to which it purchased a pre-funded warrant for 1,702,127 shares of the Issuer’s Common Stock for an aggregate purchase price of $15,999,994. This warrant is currently exercisable for 722,242 shares of the Issuer’s Common Stock. FLSPF also purchased 400,000 shares of the Issuer’s Common Stock from another stockholder of the Issuer for a total purchase price of $3,760,000. FLSPF holds 400,394 shares of the Issuer’s Common Stock and a warrant that is exercisable for 722,242 shares of the Issuer’s Common Stock within 60 days of the date of this filing (the “FLSPF Shares” and together with the FLS VIII Shares, the “Frazier Shares”).

Item 4.	Purpose of Transaction

FLS-VIII and FLSPF acquired the Frazier Shares for investment purposes. Depending on market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors, FLS-VIII, FLSPF and other Reporting Persons may dispose of or acquire additional shares of the Issuer. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)

State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act:

FLS-VIII is the record owner of the FLS VIII Shares. As the sole general partner of FLS-VIII, FHM-VIII L.P. may be deemed to beneficially own the FLS VIII Shares. As the sole general partner of FHM-VIII, L.P., FHM-VIII LLC may be deemed to beneficially own the FLS VIII Shares. As individual members of FHM-VIII LLC, each of Topper and Heron may be deemed to beneficially own the FLS VIII Shares.

FLSPF is the record owner of the FLSPF VIII Shares. As the sole general partner of FLSPF, FHMLSP, L.P. may be deemed to beneficially own the FLSPF VIII Shares. As the sole general partner of FHMLSP, L.P., FHMLSP, L.L.C. may be deemed to beneficially own the FLSPF Shares. As individual members of FHMLSP, L.L.C., each of Topper, Heron, Cha and Brush may be deemed to beneficially own the FLSPF Shares.

Each Reporting Person disclaims beneficial ownership of all Frazier Shares other than those shares which such person owns of record, which in Topper’s case, includes the 29,325 shares of Common Stock issuable pursuant to stock options exercisable within 60 days of September 17, 2021.

The percentage of outstanding Common Stock of the Issuer, which may be deemed to be beneficially owned by each of FLS-VIII, FHM-VIII L.P. and FHM-VIII LLC, is set forth on Line 13 of such Reporting Person’s cover sheet. Such percentage was calculated based on (i) 23,914,879 shares of Common Stock outstanding on July 30, 2021 as set forth in the Issuer’s Form 10-Q filed with the SEC on August 10, 2021, (ii) 6,489,357 shares of Common Stock that were sold on September 17, 2021 as described in the Issuer’s Current Form 8-K filed with the SEC on September 15, 2021 and (iii) 654,431 shares of Common Stock issuable to FLS-VIII pursuant to warrants exercisable within 60 days of September 17, 2021.

The percentage of outstanding Common Stock of the Issuer, which may be deemed to be beneficially owned by each of FLSPF, FHMLSP, L.P., FHMLSP, L.L.C., Cha and Brush is set forth on Line 13 of such Reporting Person’s cover sheet. Such percentage was calculated based on (i) 23,914,879 shares of Common Stock outstanding on July 30, 2021 as set forth in the Issuer’s Form 10-Q filed with the SEC on August 10, 2021, (ii) 6,489,357 shares of Common Stock that were sold on September 17, 2021 as described in the Issuer’s Current Form 8-K filed with the SEC on September 15, 2021 and (iii) 722,242 shares of Common Stock issuable to FLSPF pursuant to warrants exercisable within 60 days of September 17, 2021.

The percentage of outstanding Common Stock of the Issuer, which may be deemed to be beneficially owned by Heron, is set forth on Line 13 of Heron’s cover sheet. Such percentage was calculated based on (i) 23,914,879 shares of Common Stock outstanding on July 30, 2021 as set forth in the Issuer’s Form 10-Q filed with the SEC on August 10, 2021, (ii) 6,489,357 shares of Common Stock that were sold on September 17, 2021 as described in the Issuer’s Current Form 8-K filed with the SEC on September 15, 2021, (iii) 654,431 shares of Common Stock issuable to FLS-VIII pursuant to warrants exercisable within 60 days of September 17, 2021 and (iv) 722,242 shares of Common Stock issuable to FLSPF pursuant to warrants exercisable within 60 days of September 17, 2021.

The percentage of outstanding Common Stock of the Issuer, which may be deemed to be beneficially owned by Topper, is set forth on Line 13 of Topper’s cover sheet. Such percentage was calculated based on (i) 29,325 shares of Common Stock issuable to James N. Topper pursuant to stock options exercisable within 60 days of September 17, 2021, (ii) 23,914,879 shares of Common Stock outstanding on July 30, 2021 as set forth in the Issuer’s Form 10-Q filed with the SEC on August 10,

2021, (iii) 6,489,357 shares of Common Stock that were sold on September 17, 2021 as described in the Issuer’s Current Form 8-K filed with the SEC on September 15, 2021, (iv) 654,431 shares of Common Stock issuable to FLS-VIII pursuant to warrants exercisable within 60 days of September 17, 2021 and (v) 722,242 shares of Common Stock issuable to FLSPF pursuant to warrants exercisable within 60 days of September 17, 2021.

(b)	Regarding the number of shares as to which such person has:

a.	Sole power to vote or to direct the vote: See line 7 of cover sheets.

b.	Shared power to vote or to direct the vote: See line 8 of cover sheets.

c.	Sole power to dispose or to direct the disposition: See line 9 of cover sheets.

d.	Shared power to dispose or to direct the disposition: See line 10 of cover sheets.

(c)

Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (§240.13d-191), whichever is less, by the persons named in response to paragraph (a):

Information with respect to transactions in the Securities which were effected within the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by the Reporting Persons is set forth below.

On September 15, 2021, FLSPF purchased 394 shares of the Issuer’s Common Stock for a total purchase Price of $3,704.

On September 17, 2021, FLS-VIII exchanged 1,200,000 shares of the Issuer’s Common Stock for a warrant to purchase 1,200,000 shares of the Issuer’s Common Stock.

On September 17, 2021, FLSPF purchased a warrant for 1,702,127 shares of the Issuer’s Common Stock for an aggregate purchase price of $15,999,994.

On September 17, 2021, FLSPF purchase 400,000 shares of the Issuer’s Common Stock from another stockholder of the Issuer for a total purchase price of $3,760,000.

(d)

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required:

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Frazier Shares beneficially owned by any of the Reporting Persons.

(e)	If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities:

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

2019 FLS-VIII Warrant. On January 18, 2019, FLS-VIII received a warrant exercisable for 145,251 shares of the Issuer’s Common Stock (the “2019 Warrant”). The 2019 Warrant has an exercise price per share of $12.74 and will expire on January 18, 2024 if it is not exercised on or prior to such date.

2021 FLS-VIII Warrant. On September 17, 2021, FLS-VIII received a warrant exercisable for 1,200,000 shares of the Issuer’s Common Stock (the “2021 FLS-VIII Warrant”). The 2021 FLS-VIII Warrant has an exercise price per share of $0.001 and has no expiration date. In addition, FLS-VIII is not entitled to exercise the 2021 FLS-VIII Warrant if it would cause (i) the aggregate number of shares of Common Stock beneficially owned by FLS-VIII, its affiliates and any persons who are members of a Section 13(d) group with FLS-VIII or its affiliates to exceed 9.99% (the “Maximum Percentage”) of the total number of issued and outstanding shares of Common Stock of the Issuer following such exercise, or (ii) the combined voting power of the securities of the Issuer beneficially owned by FLS-VIII and its affiliates and any other persons who are members of a Section 13(d) group with FLS-VIII or its affiliates to exceed the Maximum Percentage of the combined voting power of all of the securities of the Issuer then outstanding following such exercise. The Maximum Percentage may be increased or decreased by the holder with written notice to the Issuer to any other percentage specified not in excess of 19.99%.

Purchase Agreement. In connection with the Offering, on September 14, 2021, the Issuer entered into a Securities Purchase Agreement (the “Purchase Agreement”) with FLSPF and certain other parties, pursuant to which on September 17, 2021 FLSPF purchased a warrant for 1,702,127 shares of the Issuer’s Common Stock for an aggregate purchase price of $15,999,994.

2021 FLSPF Warrant. On September 17, 2021, FLSPF received a warrant exercisable for 1,702,127 shares of the Issuer’s Common Stock (the “2021 FLSPF Warrant”). The 2021 FLSPF Warrant has an exercise price per share of $0.001 and has no expiration date. In addition, FLSPF is not entitled to exercise the 2021 FLSPF Warrant if it would cause (i) the aggregate number of shares of Common Stock beneficially owned by FLSPF, its affiliates and any persons who are members of a Section 13(d) group with FLSPF or its affiliates to exceed 9.99% of the total number of issued and outstanding shares of Common Stock of the Issuer following such exercise, or (ii) the combined voting power of the securities of the Issuer beneficially owned by FLSPF and its affiliates and any other persons who are members of a Section 13(d) group with FLSPF or its affiliates to exceed the Maximum Percentage of the combined voting power of all of the securities of the Issuer then outstanding following such exercise. The Maximum Percentage may be increased or decreased by the holder with written notice to the Issuer to any other percentage specified not in excess of 19.99%.

Registration Rights Agreement. In connection with the Offering, on September 14, 2021, the Issuer, FLSPF and certain other parties also entered into a registration rights agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Issuer is required to prepare and file a registration statement with the SEC on or prior November 15, 2021 (the “Filing Deadline”), and to use commercially reasonable efforts to have the registration statement declared effective within 25 days of the Filing Deadline if there is no review by the SEC, and within 90 days of the Filing Deadline in the event of such review.

Lockup Agreements. In connection with the Offering, all of the Issuer’s directors (including Topper), and executive officers have entered into agreements (the “Lockup Agreements”) pursuant to which such parties have agreed not to, except in limited circumstances, sell or transfer, or engage in swap or similar transactions with respect to, shares of the Issuer’s Common Stock until the earlier of (i) 60 days from the closing date of the Offering and (ii) following the date of effectiveness of the registration statement registering the sale of the shares issued pursuant to the Securities Purchase Agreement.

The foregoing summaries of the 2021 FLS-VIII Warrant, 2019 FLS-VIII Warrant, Purchase Agreement, 2021 FLSPF Warrant, the Registration Rights Agreement and the Lock-up Agreements are not intended to be complete and are qualified in their entirety by reference to the full texts of such documents, which are filed as Exhibit 99.B, Exhibit 99.C, Exhibit 99.D, Exhibit 99.E, Exhibit 99.F and Exhibit 99.G to this Schedule 13D, respectively, and are incorporated herein by reference.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.A -	Agreement regarding filing of joint Schedule 13D.

Exhibit 99.B -	Form of Warrant reflecting the 2021 FLS-VIII Warrant

Exhibit 99.C -	Form of Warrant reflecting the 2019 FLS-VIII Warrant (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on January 16, 2019).

Exhibit 99.D -	Securities Purchase Agreement by and among Alpine Immune Sciences, Inc. and the Purchasers set forth therein dated September 14, 2021 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on September 15, 2021).

Exhibit 99.E -	Form of Warrant reflecting the 2021 FLSPF Warrant (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on September 15, 2021).

Exhibit 99.F -	Registration Rights Agreement by and between Alpine Immune Sciences, Inc. and the Purchasers set forth therein dated September 14, 2021 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on September 15, 2021).

Exhibit 99.G -	Form of Lock-up Agreement (incorporated by reference to Exhibit J to that certain Securities Purchase Agreement by and among Alpine Immune Sciences, Inc. and the Purchasers set forth therein dated September 14, 2021 filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on September 15, 2021).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 21, 2021	FRAZIER LIFE SCIENCES VIII, L.P.
By FHM Life Sciences VIII, L.P., its general partner
By FHM Life Sciences VIII, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: September 21, 2021	FHM LIFE SCIENCES VIII, L.P.
By FHM Life Sciences VIII, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: September 21, 2021	FHM LIFE SCIENCES VIII, L.L.C.

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: September 21, 2021	FRAZIER LIFE SCIENCES PUBLIC FUND L.P.
By: FHMLSP, L.P., its General Partner
By: FHMLSP, L.L.C., its General Partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: September 21, 2021	FHMLSP, L.P.
By: FHMLSP, L.L.C., its General Partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: September 21, 2021	FHMLSP, L.L.C.

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: September 21, 2021	By:	*
James N. Topper

Date: September 21, 2021	By:	*
Patrick J. Heron

Date: September 21, 2021	By:	**
Albert Cha

Date: September 21, 2021	By:	**
James Brush

Date: September 21, 2021	By:	/s/ Steve R. Bailey
Steve R. Bailey, as Attorney-in-Fact

*	This Schedule 13D was executed by Steve R. Bailey on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which was filed with the SEC on July 31, 2017.
**	This Schedule 13D was executed by Steve R. Bailey on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which was filed with the SEC on August 16, 2021.